UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Dear Shareholders,

The Management of Contax Participações S.A. (“Contax Participações“) submits, jointly with the financial statements and the report of independent auditors, the Management Report related to the year ended on December 31, 2006.

Contax Participações S.A., a publicly-held company which has as corporate purpose to hold interests in commercial and civil companies, controls TNL Contax S.A. (“TNL Contax”), a company operating contact center services. TNL Contax provides a range of integrated relationship services between clients and their consumers, by means of several communication channels.

The main services of TNL Contax are:

  Costumer Service: It comprises more simple assistance, such as information about products and promotions, and more sophisticated assistance, such as to start and follow up the resolution of maintenance and repairs, as well as service activation;

  Telesales: Service focused on client acquisition, cross-selling and up-selling through the telephone. Services comprise a mix between receptive positions (to meet the demand generated by advertising and other marketing actions) and mainly active positions, which originate calls;

  Technical Support: TNL Contax counts on a qualified staff to provide comprehensive technical support services to final clients. These services comprise the assistance to software and hardware problems, dial-up and broadband internet support and corporate help desks;

  Retention: TNL Contax developed specific competences to provide services aimed at retaining the end clients of its clients. Thus it notices the behavior of the final client and takes preventive measures to avoid cancellation. It also develops strategies to improve the retention offers;

  Credit Recovery: TNL Contax operates both in the formulation of the collection strategy, based on the payment behavior of consumers and use of test pilots for statistical proof of the efficiency of techniques, tools and procedures, as well as in the collection operation with the use of sophisticated systems, such as mailing filters and dialers, aiming to increase the direct contact index with the debtor. In addition to customized contact, the company also uses automatic contact tools, such as voice mail and short messages; and

  Market Research: TNL Contax also provides market researches, directly contacting the target public, generating accurate information for strategic decision-making of the Company’s clients.

Operating Performance

Execution

Operating throughout Brazil, counting on 18 branches, Contax Participações, by means of its subsidiary TNL Contax, provides active and receptive contact center services, for several clients with different specializations of demand and sophistication level.

The Company has shown a continuous growth of its businesses, over the years and thus it became, in 2005, the largest company of the contact center segment in terms of revenue. During this period, the contact center market also grew, and competitiveness also became more intense and growth possibilities were reduced due to the high outsourcing level of activities in this sector.

In view of this scenario, Contax intensified its focus on the strategic direction called “Execution Leadership”, which generally represents its search for a different service provision. Thus, in 2006, the Company maximized its performance and reached productivity gains in several operations, as well as it carried out, jointly with its clients, operational and internal processes improvements with material impacts on cost reduction for contracting clients and increase in final clients’ satisfaction.

The Company ended 2006 with 22,407 assistance positions billed, almost in line with the 22,481 positions of 2005. Concerning the number of employees, the Company closed 2006 with 49,132 employees, against 49,554 in 2005.

Contax kept its outstanding position in the market. Its gross revenue grew by 17% in 2006, reaching R$1,320 million, compared toR$1,129 million recorded in 2005, representing a R$191 million growth.

Clients

TNL Contax serves several clients from the most different sectors of the economic activity, such as Orbitall, Itaú, Unibanco, NET, ABN Amro, HSBC, IG, Xerox, Bradesco, Cemig, Coelba, Celpe, in addition to the connected companies Telemar and Oi.

The “Execution Leadership”, strategic direction of the Company, makes quality of services provided a constant concern. Consequently, the satisfaction of the contracting client is achieved by creating a virtuous circle that enables to acquire new services. The expansion of services in clients already existing in its portfolio was the main growth source of TNL Contax in 2006.

The Company also expanded its client portfolio and started providing services to other companies, such as Carrefour, Valor Econômico, Pernambucanas, Banco Cruzeiro do Sul, Nacional Gás and Paggo.

Strategy and Vision

With the growth of the contact center market, and as Contax is going through a new phase of its life cycle, in 2005 it conducted a general review in its strategy. In order to make the leadership achieved sustainable, Contax defined as strategic direction what it called “Execution Leadership”. This direction aims to develop a business model with continuous focus on innovation and on programs that provide excellence in services provided to its clients, focusing on the differentiation of the offer of services. The strategy defined is mainly based on two pillars: the improvement of the main products (assistance, sales and credit recovery) and the pursuit of excellence in the support areas and in the operational model.

In this context, since the middle of 2005 several actions were made for the implementation of the “Execution Leadership” strategy. The first step was an organizational restructuring, creating the Executive Boards of operations specialized in Assistance, Collection and Telesales, as well as a Department of Products. In addition, during 2006, the strategy deployment was carried out by means of the discussion and details of each action in all Executive Boards, with the definition of the follow-up model and those responsible for it. Within the recommended initiatives, important advances were recorded, highlighting: basic recruiting and selection profile design; variable compensation model redesign; product offer map design; strategy implementation and mailing analyses (control desk and mailing management); the use of tickets among operations and the creation of an advisory group for analysis, identification of gaps and proposition of solutions in the services the Company operates for its clients.

The Company also launched in 2006 its new vision defined as “WE MAKE CLIENTS FOR LIFE”, which shows the deep commitment and alignment of the whole company with its clients’ permanent satisfaction, in a long-term vision.

Management Model

The management model of Contax has been a trademark of its administration. It is directly connected to its strategic direction, a key element for the constant generation of results that the Company has presented. Having as main focus the quality goals and the operation jointly with its clients, the Company kept constant monitoring of more than 430 indicators in its operations. Contax operates in a systematic way in the identification of items not in conformity and in the execution for the implementation of the necessary improvements. Due to the monitoring of indicators, its managers identify the ones not in conformity and from a strong analytical methodology and an advisory approach, they develop a set of actions to eliminate the offenders causing the deviation.

The corporate goals are deployed for all managers up to the supervision level, totaling around 16,700 goals followed up during the year. In addition, the Company defines and manages specific targets in each group of services for all its operators.

Employees

The quality of services provided by the Company is directly connected to the quality and motivation of its employees and, thus, Contax invests a significant volume of time and resources in people. Only in training the Company invested R$16 million in 2006, corresponding to 4.3 million of trained hours.

Currently Contax is among the largest employers of Brazil. With 70% of its employees being women at the average age of 26, the Company also searches for young talents with 13,124 employees in their “first job”.

The qualification and development of Contact Center employees is a priority for the Company. In this sense, the “Evoluir” program has been implemented since 2005, which has as main purpose to qualify new and experienced operators focused on execution excellence. In this program, courses are prepared according to the profile of each service and client. The employees attend classes focused on a training model that approaches behavioral and technical aspects. The practical part takes place with the intense follow-up of new employees in the operation by instructors and supervisors.

The recognition of the operational performance and commitment of employees is also the pillar of two other programs implemented in 2006: “Degrau” and “Apareça e Cresça”. “Degrau” is a program that tries to prepare operators with a leadership potential to become supervisors. The participants of the program are trained in the modules of PDL – Program for the Development of Leaders – to take over the positions of supervisors that may arise in their operations. “Apareça e Cresça” is the internal recruiting program that tries to recognize among employees those qualified to be promoted. Focused on the development of its employees and by means of an intense recognition policy, around 3,500 employees were promoted in 2006.

The Company also considers its responsibility to promote professional growth of its young employees by means of formal education. With this intent, “Crescer” program was implemented in 2006. The purpose of this program is to provide access to a university degree focused on Contact Center Management to employees of Contax. The course lasts 2 years and is recognized by the Brazilian Ministry of Education (MEC), with profesionalization focus on Contact Center. At the end of each semester, students receive a professional qualification certification, and, after concluding the course, the student receives a Contact Center Manager diploma.

The organizational climate is also another important factor for Contax. To achieve more and more effective results involving the opinion and the satisfaction of its employees is part of the strategy, and that is why the company continuously carries out perception surveys of its employees concerning aspects such as ambience, values of the company and relationship with the leadership. These surveys serve as basis for correction actions of critical points and investments in infrastructure improvements.

In the social responsibility area, Contax conducted donation campaigns against hunger, collecting more than 450 tonnes of food in 2006, equivalent to 45 thousand food kits. It also promoted “Campanha do Agasalho” (Coat Campaign) and “Dia das Crianças” (Kids Day) with the collection of 243 thousand items in the same year. Each year the Company’s team proves that solidarity is a basic attribute of its profile.

Infrastructure and Technology

In 2006, the company once again stood out in the advance of its infrastructure, which allowed greater capacity and comfort in its facilities. In Belo Horizonte, a new site with capacity for 1,000 assistance positions was inaugurated. In Recife, it also invested in a new site for almost 900 positions. In Rio de Janeiro, the facilities at Rua da Assembléia were totally migrated to a new and modern site downtown, with capacity for future expansions. Important investments were also made in the city of São Paulo in the expansion of almost 2,000 assistance positions and in two training centers in the city, which will enable a better qualification of its employees.

In the technology area, the Company consolidated the use of its WAN (long distance network) multimedia, based on MPLS, for connection of all its sites, supporting all its data traffic of corporate applications of clients, voice transported by IP and its point-multipoint corporate videoconference. The solid use of hardware virtualization of servers made Contax have, by the end of 2006, 250 virtualized servers, allowing an important optimization of its investments and its operating costs, in addition to the possibility of real time provisioning of computing capacity, contributing to the decrease of its “time-to-market”. Due to scale and review gains of several contracts, Contax reduced, at the end of the year, the total maintenance cost of its technological plant and also structured two groups of technology experts, one in Rio de Janeiro and the other in São Paulo, called Excellence Centers.

Acknowledgment and Awards

Contax was granted several awards and was acknowledged during the year of 2006 in its operational excellence and constant search for overcoming, either by the quality or by the development of innovative solutions. The Company was also recognized due to its importance and highlight in the call center market.

Telecom Yearbook

Contax was recognized as the “Highlight of the Year” in the segment of Value-Added Services;

ABEMD 2006

On May 9, 2006, Contax was granted the special award "Best of the Best in Call Center" at XII Prêmio ABEMD 2006, of the Brazilian Association of Direct Marketing. The company was also finalist in the “Call Center” category, also receiving 6 awards: two gold, one silver and three bronze, for successful.

E-Finance Award

On June 21, Contax received one more award for excellence of its services. It was granted, jointly with TT & S and ABN Amro, the award "e-Finance - Best Call Center Operation for Financial Companies" for assistance of Aymoré Financiamentos.

IDG Brasil

On July 6, Contax was recognized by IDG as the Largest company in Corporate Service for Telecommunications, the highlight of the year in the Outsourcing segment, in the category Infrastructure Operators.

IV Prêmio ABT

On September 14, Contax received:

• two gold awards as the Best Relationship Operation in Receptive Call Center and Best Technological Contribution and one silver as the Best Contribution in Human Resources.

CONAREC 2006

The CEO of the Company, James Meaney, was awarded as Executive of the Year in the “Contact Center” Industry and Contax was granted the award Best Financial Performance. The award took place on September 13 at Conarec (Brazilian Congress of Company-Client Relations).

100 Maiores TI & Telecom 2006

Contax was recognized as the Largest Infrastructure Company of Operators.

Financial-Economic Performance

Net Revenue

The R$1,219 million net revenue in 2006 grew by 1.7% against 2005, corresponding to a R$174 million increase. Most of the growth was a result of the existing client portfolio. The provision of services with excellence, the continuous delivery of results and the constant concern with quality and innovation have enabled Contax to evolve in the relationship with its clients, resulting in the acquisition of new services.

Despite the continuous and expressive growth in new clients and in new services in clients of its portfolio, Contax experienced, mainly in the second half of 2006, a reduction in its volume of operations, especially with its client Telemar.

This reduction was caused, partially, by the operation of Contax in the maximization of its performance, by means of productivity gains, as well as changes in the assistance processes in several operations. Consequently, these actions reduced the volume of businesses, decreasing the total cost for its clients. Another relevant part of this reduction was caused by the improvement that these clients have been made in their internal processes and by the automation of some services and by the requirement reduction of some SLAs (service level agreement), that also caused a reduction in the volume of operations carried out by Contax, affecting the Company’s revenue.

In a general manner, Contax grew R$205 million due to the acquisition of new services and new clients, during 2006, but it had a reduction of R$ 31 million, specifically in the second half of 2006, due to the efficiency gains previously mentioned. The company understands that to build a long-term relationship with its clients it constantly needs to pursue optimization of operations in order to improve the cost relation for them, even if this causes, in specific moments, a reduction in the volume of businesses.

Cost of Services Provided

The cost of services provided reached R$1,041 million in 2006, representing a 22% increase against 2005, corresponding to R$185 million. Out of costs of services provided in 2006, 76% are related to personnel expenses, considering salaries, social charges, benefits, training, among others. The remaining 24% are expenditures with third-party services, equipment maintenance, rental, expenditures with facilities, general expenses and depreciation. Around 90% of the costs of services are variable, that is, they are directly related to the growth of the business volume.

The variation in costs in 2006, when compared to 2005, was mainly due to the volume growth of services demanded by our clients, which, on the other hand, increased revenue. Personal costs were also affected by the 2005 collective bargaining agreement, which readjusted only salaries as from January 2006 by 5%, equivalent to an annual effect of R$23 million. Gains with productivity and improvement in the internal processes of contracting clients, previously mentioned, also affected in R$4 million personnel cancellation costs, for the reduction in the volume of some operations.

Costs with third-party services mainly reflect expenses to send collection correspondences, telephony costs for new collection and telesales operations, costs with facilities for new sites and also some operations where infrastructure was rented from third parties until own sites were operating. Leasing and rental costs grew by 56%, due to the new businesses where the leasing option was more attractive than the acquisition of assets.

Aiming to be more efficient in the implementation of its strategy, the Company carried out a restructuring movement of some areas of the company. This movement contributed, mainly as from the second half of 2006, to the improvement in the performance and productivity of its operations, as well as in a new direction of costs in support areas.

Depreciation increased by R$9 million in 2006, from R$38 million in 2005 to R$ 47 million in 2006. This depreciation increase results from investments made in 2005 and 2006, in the amount of R$90 million and R$66 million respectively, to support the business growth.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of R$72 million in the year, grew by 21% against 2005, which corresponded to R$13 million. From this increase, R$10 million comes from the increase of expenditures with personnel, specialized services, marketing and other general expenses to support the business growth backing area.

Net Financial Result

In 2006, the net financial result represented a R$18 million revenue, a R$4 million increase compared to 2005, mainly caused by the higher volume of cash and cash equivalents invested during 2006.

Income Tax and Social Contribution Result

In 2006, the Income Tax and Social Contribution amounts were in line with the amounts determined by the current legislation, resulting in an effect of R$37 million.

Net Result

The Company had a profit of R$75 million during the year, with a R$6 million decrease in its result compared to 2005. Such result was affected by the operating margin loss caused by the events mentioned above, partially offset by the increase in the financial result, less the effect in Income Tax and Social Contribution from effects mentioned above.

Share Buyback Program

Contax concluded in October 26 its first buyback program, launched on July 1, where 17,661 thousand shares were repurchased and on November 28 their cancellation was approved. On November 30, Contax approved its second buyback program with a maximum limit of 5,298 thousand common shares and

24,058 thousand preferred shares. Until December 31, 2006, 141 thousand common shares and 175 thousand preferred shares were repurchased. In total, the Company invested R$41 million in the programs above.

Disclosure of Non-Audit Services

The Company informs that it has not contracted any service provision with its independent auditors other than the audit of the financial statements.

Acknowledgments

The Management of Contax Participações thanks all our shareholders, clients and suppliers for the support and trust towards our Company, and, specially, our employees for their dedication and personal efforts that enable the significant growth of our activities. The year of 2006 was a year that will be remembered for the consolidation of its outstanding position in the contact center segment in Brazil. The satisfaction of our clients and, consequently, of the consumers of its respective products and/or services, continues and will continue to be our priority. We will continue to work with a highly motivated team, creative in innovative solutions and sensible to the problems and needs in a competitive market, keeping our clients, suppliers and partners involved in the same challenges.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.